SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 12, 2013

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : November 12, 2013	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement on 2013/10/21 : Chunghwa Telecom holds investor conference for the third quarter of 2013 operation results

EX-99.2	Announcement on 2013/10/30 : To announce the company wins the maximum spectrum of 2*35 MHz in the Mobile Broadband Business license auction, with price of NT$39.075 billion

EX-99.3	Announcement on 2013/10/30 : Chunghwa Telecom wins the maximum spectrum of 2*35 MHz in the Mobile Broadband Business license auction, with price of NT$39.075 billion

EX-99.4	Announcement on 2013/10/31 : New appointment of accounting officer

EX-99.5	Announcement on 2013/10/31 : The Board approves the appointment of the management

EX-99.6	Announcement on 2013/10/31 : To announce that the board of directors approves the rezoning of 16 pieces of land in Kaohsiung

EX-99.7	Announcement on 2013/11/01 : Chunghwa Telecom holds a non-deal roadshow in Europe

EX-99.8	Announcement on 2013/11/01 : To announce the differences between Taiwan-IFRSs and IFRSs for the third quarter of 2013 financial statements

EX-99.9	Announcement on 2013/11/01 : Revise the former announcement regarding the effective date of the appointment of new accounting officer

EX-99.10	Announcement on 2013/11/01 : The strategy committee approves the joint venture of e-commerce business regarding enterprise

EX-99.11	Announcement on 2013/11/11 : To announce the Company's October 2013 revenues

EX-99.12	Announcement on 2013/11/11 : October 2013 sales